Innoviva, Inc.
1350 Old Bayshore Highway, Suite 400
Burlingame, CA 94010

June 17, 2022

Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Mr. Perry Hindin, Special Counsel

Re:	Entasis Therapeutics Holdings Inc.
Schedule 13E-3 and Schedule TO filed on June 7, 2022 by Innoviva, Inc. and
Innoviva Merger Sub, Inc.
SEC File No. 005-90651

Dear Mr. Hindin:

In connection with the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated June 10, 2022 (the “Comment Letter”) to myself and copying Jonathan S. Kubek, Esq. of Willkie Farr & Gallagher LLP, our external counsel, relating to the Schedule 13E-3 (the “Schedule 13E-3”) and the Schedule TO-T (the “Schedule TO”, and together with the Schedule 13E-3, the “Filings”) filed by Innoviva, Inc., a Delaware corporation (“Innoviva”), and Innoviva Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Innoviva (the “Purchaser” and, together with Innoviva, the “Filing Persons”), on June 7, 2022 (File No. 005-90651), the Filing Persons hereby set forth below responses to the comments of the Staff contained in the Comment Letter.  Concurrently with our submission of this letter, we are filing an amendment to the Schedule 13E-3, and certain exhibits thereto, setting forth the changes described herein (the “13E-3 Amendment”) and an amendment to the Schedule TO, and certain exhibits thereto, setting forth the changes described herein (the “TO Amendment”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in bold.  Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (as amended, the “Offer to Purchase”).

Mr. Perry Hindin, Special Counsel
U.S. Securities and Exchange Commission
June 17, 2022

Schedule 13E-3 filed on June 7, 2022

General

1.
Please amend the Schedule 13E-3 to reflect any changes made to the disclosure included in the Offer to Purchase and Schedule 14D-9 in response to staff comments. Please also revise the signature block to include the Purchaser.

Response:  We confirm that the Schedule 13E-3 Amendment reflects the changes made to the disclosure in the Offer to Purchase and Schedule 14D-9 in response to the Staff’s comments, and we have added a signature block to include the Purchaser.

2.
Please describe the effects of the transaction on Entasis’s affiliates and unaffiliated security holders, including the effect of the transaction on the Purchaser Parties’ interest in the net book value and net earnings of Entasis in both dollar amounts and percentages. Refer to Exchange Act Rule 13e-3(e), Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and Instruction 3 thereto.

Response:  In response to the Staff’s comment, in the TO Amendment, we have revised the discussion of the effects of the transaction on page 50 of the Offer to Purchase to address the effects on Entasis’ affiliates and unaffiliated security holders, including the effect of the transaction on the Filing Persons’ interest in the net book value and net earnings of Entasis in both dollar amounts and percentages.

Schedule TO filed on June 7, 2022

14. Position of Parent and Purchaser Regarding Fairness of the Offer and Merger, page 47

3.
We note the disclosure on page 47 that “[t]he Purchaser Parties reasonably believe that the Offer Price and the Merger Consideration to be received by the Unaffiliated Stockholders are fair to such Unaffiliated Stockholders.” The term “Unaffiliated Stockholders” is defined to mean “the stockholders of Entatsis [sic] other than the Purchaser Parties.” Please note that the staff considers officers and directors of Entasis to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please consider whether such term applies to any other directors and officers of Entasis or its affiliates who are not necessarily members of the Purchaser Parties or their affiliates. Please revise the disclosure to comply with the disclosure obligations set forth in Item 1014(a).

Response:  In response to the Staff’s comment, in the TO Amendment, we have revised the definition of “Unaffiliated Stockholders” on page 47 of the Offer to Purchase to make clear that an Unaffiliated Stockholder does not include the Filing Persons or the officers and directors of Entasis.

Mr. Perry Hindin, Special Counsel
U.S. Securities and Exchange Commission
June 17, 2022

4.
All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clauses (ii) and (vi) of Instruction 2 to Item 1014 and Item 1014(c) or explain why such factors were not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why the parties believe the Rule 13e-3 transaction is fair in the absence of such safeguard. In responding to this comment with respect to 1014(c), please refer to our preceding comment regarding the definition of “Unaffiliated Stockholders.”

Response:  In response to the Staff’s comment, in the TO Amendment, we have revised the discussion of the factors considered in determining that the transaction is fair to the unaffiliated stockholders of Entasis in Item 14 on pages 47-50 of the Offer to Purchase to include the rationale for why the factors in clauses (ii) and (vi) of Instruction 2 to Item 1014 and Item 1014(c) were not considered in such determination.

General

5.	With a view towards disclosure, please advise why the Minimum Condition excludes shares beneficially owned by Manoussos Perros, the Entasis CEO.

Response:  In response to the Staff’s comment, in the TO Amendment, we have revised discussion of the Minimum Condition on pages 51-52 of the Offer to Purchase to include the rationale for excluding the shares beneficially owned by Manoussos Perros.

We, the Bidders, hereby acknowledge that:

     1. We are responsible for the adequacy and accuracy of the disclosure in the Filings;

     2. Comments from the Staff of the SEC or changes to the disclosure in the Filings in response to comments from the Staff of the SEC do not foreclose the SEC from taking any action with respect to the Filings; and

     3. We may not assert comments from the staff of the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Filing Parties responses to the Comment Letter, please do not hesitate to contact me at (281) 776-7391 or Jonathan S. Kubek of Willkie Farr & Gallagher LLP, our external counsel, at (212) 728-8681. Thank you for your time and consideration.

Mr. Perry Hindin, Special Counsel
U.S. Securities and Exchange Commission
June 17, 2022

Innoviva, Inc.

By:	/s/ Pavel Raifeld
Name:	Pavel Raifeld
Title:	Chief Executive Officer

Innoviva Merger Sub, Inc.

By:	/s/ Pavel Raifeld
Name:	Pavel Raifeld
Title:	President

cc:    Jonathan S. Kubek
        Willkie Farr & Gallagher LLP